Exhibit 99.3

Rogers commits to expanding its already strong Quebec presence

Includes commitment to create even more jobs and ensure Cogeco’s headquarters remain in Quebec

Company is currently investing heavily in expanding Canada’s first and largest 5G network across Quebec and bringing high-speed wireless and internet services to more rural and remote communities

Marks 35 years in Quebec with 3,000 strong local team and nearly 2 million wireless customers

MONTREAL, Sept. 04, 2020 (GLOBE NEWSWIRE) — Following this week’s announcement related to the proposal to acquire Cogeco’s Canadian assets, Rogers Communications today reaffirmed its commitment to expand and grow its presence in Quebec.

Upon successful completion of a Cogeco transaction, Rogers would ensure that Cogeco’s headquarters and management team remain in the province, including the operations of the company’s Quebec based media assets. This follows a similar approach after the purchase of Fido 16 years ago, with the brand headquartered in the recently renovated downtown Montreal headquarters at Place Bonaventure following an investment of $42 million in modern offices.

“Rogers and Fido have deep roots across Quebec and we want to build on them. We’re passionate about driving Quebec’s digital future and have the scale, expertise and commitment to make it a reality,” said Joe Natale, President and CEO, Rogers Communications. “We are committed to investing in high-quality jobs, delivering both wireless and broadband next-generation technology and helping close the connectivity gap in rural and remote Quebec communities. Now more than ever, we want to grow our local presence here and help to contribute to a strong, vibrant Quebec.”

Rogers is proud to mark 35 years as a company in Quebec and Montreal-born Fido continues to call the city home to its executive team and customer solution centre since 1996. Today, Rogers and Fido employ approximately 3,000 Quebeckers across the province in network and technology, media, corporate, customer solutions, sales, and retail roles.

“We are incredibly excited about the opportunity to connect more communities and expand the reach of our innovative technologies across Quebec to help fuel our local economy with the next generation of wireless technology and our innovative broadband technology,” said Edith Cloutier, President of Quebec, Rogers Communications. “While we are part of a larger Canada-wide company, our Quebec headquarters and executive team are key to our success. We know our communities and our customers best and are passionate about giving back where we work and live.”

The company’s history in Quebec includes the very first wireless call in Canada, made in 1985 between Montreal and Toronto on the Rogers wireless network. Since then, the company has supported the move from 1G, 2G, 3G, 4G and now 5G in the province. Over the last 10 years, Rogers has invested more than $2 billion in its Quebec networks and offers wireless services across the province. In January, Rogers began the rollout of Canada’s first 5G network to Montreal and earlier this week Rogers announced that 5G is now available in Gatineau, Quebec City and Trois-Rivières.

“As a member of the Rogers Board, I know the commitment to invest and grow in Quebec is shared by the Rogers family, the company and leadership team,” said Robert Dépatie, Company Director. “Rogers is Cogeco’s largest long-term shareholder with deep roots in Quebec serving nearly 2 million customers. We support the value being created for all shareholders with this proposal. This is an opportunity to leverage the full weight of Rogers to make even more meaningful, long-term investments to benefit Quebec now and into the future.”

Last year, a PwC study commissioned by the company indicates that Rogers investments and operations resulted in a total economic footprint in Quebec of over $2.7 billion of output, including over 11,000 full-time jobs generated and supported.

In addition to supporting high quality jobs and infrastructure in the province, Rogers and Fido have a long history of supporting Quebec communities. This includes sponsorship of Montreal Pride and the Rogers Cup in Montreal. Over the last three years, the company has awarded scholarships to more than 100 Quebec youth, many nominated by Les YMCA du Quebec, Intégration jeunesse Québec and Gris Montréal.

In June, the Rogers family announced a $10-million community donation to various Quebec charities as to help those most affected by the financial impact from COVID-19.

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses.

Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For further information: media@rci.rogers.com, 1-844-226-1338